January 4, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549-3561
Attention: David R. Humphrey, Branch Chief

Re:	AFC Enterprises, Inc. Form 10-K for Fiscal Year Ended December 28, 2008 Filed March 11, 2009 File No. 000-32369
Dear Mr. Humphrey:
     We acknowledge receipt of your letter dated December 23, 2009, regarding your review of the above referenced document. In order to provide a thorough response, we need additional time to review and respond to the comments in your letter. As per my discussion with Ms. Amy Geddes today, it is our intention to provide a response to your letter no later than January 19, 2010.
     In addition, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.
5555 Glenridge Connector, NE
Suite 300
Atlanta, GA 30342-4741

     Please feel free to call the undersigned at (404) 459-4568 with any questions concerning our responses to the Staff’s comments.
Very truly yours,

H.Mel Hope, III
Chief Financial Officer
AFC Enterprises, Inc.

Cc:	Ms. Amy Geddes, Division of Corporation Finance Ms. Cheryl A. Bachelder, Chief Executive Officer Mr. Paul Marsden, Controller Mr. Harold M. Cohen, General Counsel Ms. Sara Brown, King & Spalding LLP